

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 19, 2011

<u>Via Mail and Facsimile (630-305-2840)</u>

Kathryn Mikells
Executive Vice President and Chief Financial Officer
Nalco Holding Company
1601 West Diehl Road
Naperville, IL 60563

> **Re:** **Nalco Holding Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-32342**
> **Response Letter Filed January 6, 2011**

Dear Ms. Mikells:

We refer you to our comment letters dated November 9, 2010 and December 20, 2010 regarding business contacts with Iran and Sudan. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
Assistant Director
Division of Corporation Finance